Exhibit 21

Subsidiaries of United Security Bancshares, Inc.

Name of Subsidiary	State of Organization
First US Bank	Alabama

Acceptance Loan Company, Inc. (subsidiary of First US Bank)	Alabama

FUSB Reinsurance, Inc. (subsidiary of First US Bank)	Arizona